Exhibit 99.2
Good Morning All —
I am very pleased to announce this morning that Argon ST has agreed to become part of The Boeing Company. Our Board of Directors carefully considered the alternatives for our company and unanimously concluded that Boeing offered the best opportunities for our employees, customers, and stockholders. By bringing our two great teams together, we will be able to better serve our key customers in the defense, intelligence and homeland security markets. By joining a company that has established a solid reputation in the defense and commercial world, Argon can continue to grow and serve its customers with the same high level of technical excellence and customer service as before. I believe that this combination will be very good for both Argon and for Boeing.
In January we announced that we were exploring strategic alternatives for the company. A major objective was to find a company where Argon’s technology and business complemented a potential partner to create synergy, provide larger size, and to accelerate growth. Boeing was an excellent choice as we complement their product portfolio and share similar cultures. They are excited to bring us on board as Boeing teammates and eager for us to help them achieve their strategic goals in the C5ISR market.
Boeing brings scale and expertise in areas closely related to what we already do for our customers today. By joining forces, we will be able to continue expansion of the solutions we offer, and all of us will gain professional opportunities due to the breadth and depth of The Boeing Company. On that topic, while no guarantees can be made, we do not expect any adverse personnel actions as a result of this transaction. In addition, our leadership team and I will continue to lead our team within Boeing and help make this transition seamless.
Argon today is a combination of organic growth and acquisitions. We know that it is difficult to acquire and integrate new people and technology, and we also know that times like this can cause apprehension; so does Boeing. That’s why the leadership teams from both companies will work together to close this transaction, join forces, and communicate every step of the way with you.
We expect the transaction to close by the end of September or sooner, subject to the satisfaction of customary closing conditions. In the meantime, please keep doing the excellent work that Argon is known for. I will keep you updated on our progress.
Roger Krone from Boeing and I will co-host a Town Hall briefing, today, from the Hyatt Fair Lakes, Commonwealth Room, beginning at 12:30 p.m. Eastern Time; those attending remotely will be invited via web ex.
Thank you as always for your support.
Terry

Important Information
This transaction is structured as a tender offer, but the offer has not yet commenced, and this email is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Boeing will cause its subsidiary, Vortex Merger Sub, Inc. to file, a tender offer statement on Schedule TO with the SEC. Investors and Argon stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Argon with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all stockholders of Argon ST, Inc. at www.argonst.com or by contacting Argon ST, Inc. at 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia 22033, (703) 322-0881.